Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2020

Highlights of the Third Quarter of 2020:

◾	Net revenues after voyage expenses: $15.8 million in Q3 2020 compared to $15.9 million in Q3 2019

◾	Net Income: $3.6 million in Q3 2020, as compared to $0.7 million in Q3 2019

◾	EBITDA[1]: $12.7 million in Q3 2020, as compared to $9.8 million in Q3 2019

◾	Gain of $5.2 million from refinancing of a loan facility at a discount

Highlights of the Nine Months ended September 30, 2020:

◾	Net revenues after voyage expenses: $28.1 million in 9M 2020 compared to $30.7 million in 9M 2019

◾	Net Loss: $16.0 million in 9M 2020, as compared to a net loss of $14.8 million in 9M 2019

◾	EBITDA: $11.6 million in 9M 2020, as compared to $11.9 million in 9M 2019

Balance Sheet Highlights:

◾	Shareholders’ equity of $86.5 million as of September 30, 2020 compared to $29.9 million as of December 31, 2019

◾	Third party debt of $160.1 million as of September 30, 2020 reduced from $183.1 million as of December 31, 2019

◾	Cash and cash equivalents of $33.8 million as of September 30, 2020 compared to $14.6 million as of December 31, 2019

November 18, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) announced today its financial results for the third quarter and nine months ended September 30, 2020.

For the quarter ended September 30, 2020, the Company generated net revenues after voyage expenses of $15.8 million, compared to $15.9 million in the corresponding quarter of 2019. This compares favorably with the 29% decrease in the average Capesize spot earnings in the third quarter of 2020 versus the same quarter of 2019. Accordingly, the average Time Charter Equivalent (“TCE”)1 earned by the fleet during the third quarter of 2020 was $16,219 per vessel per day, a decrease of 19% from $20,143 in the third quarter of 2019. Seanergy recorded net income of $3.6 million in the third quarter, compared to net income of $0.7 million in the same quarter of 2019. Basic net income per share for the third quarter of 2020 was $0.08. During the quarter, the Company recognized a $5.2 million gain from the refinancing of a loan facility at a discount through a new loan facility provided by a third-party lender.

For the nine-month period ended September 30, 2020 net revenues after voyage expenses amounted to $28.1 million, an 8.5% decrease compared to $30.7 million in the same period of 2019. The TCE earned during the first nine months of 2020 was $10,267, representing a 14% decrease from $12,004 in the same period of 2019, on the back of the historically low earnings environment of the first half of 2020.

Cash and cash-equivalents, including restricted cash, as of September 30, 2020 stood at $33.8 million, increased from $14.6 million as of December 31, 2019. Shareholders’ equity at the end of the third quarter of 2020 was $86.5 million compared to $29.9 million at the end of 2019. Third party vessel-secured debt was $160.1 million at the end of the third quarter of 2020 as compared to $183.1 million as of December 31, 2019.

1 EBITDA and TCE rate are non-GAAP measures. Please see the reconciliation below of EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer, stated:

“We are very pleased to see the third quarter of 2020 turning profitable for Seanergy following one of the worst six-month periods in recent history of our market. The Capesize daily rates improved significantly compared to the historically low first half of the year and that was reflected in the operating performance of our fleet. Our TCE for the third quarter was $16,219, improved by 132% from $6,985 in the first six months of 2020. The main factors behind the recent rate improvement were the increased demand for iron ore in China and the continued recovery in Brazilian exports. Our commercial performance in the fourth quarter tracks the BCI index which has averaged at approximately $20,500 quarter-to-date.

Despite the global short-term uncertainties, we expect this positive trend to continue in the long run, given the increasing demand of commodities combined with the lowest Capesize newbuilding orderbook of the last 15 years. Seanergy is the only pure-play Capesize company publicly listed in the US and is well-positioned to capitalize on positive market fundamentals. Our balanced commercial approach between index-linked time-charters and spot market exposure and our improved balance sheet offer a strong competitive advantage.

The COVID-19 global pandemic has affected the shipping industry and the seafarers onboard our vessels as port restrictions imposed globally have posed challenges on the timing and efficacy of crew changes. Through our meticulous planning we have been able to source solutions for our crew members despite the global travel restrictions. Our focus continues to be to safeguard the well-being of our onshore employees and crew members, avoid disruptions in the day-to-day vessel operations and service our clients efficiently.

In light of volatile market conditions, we took actions during the first nine months of 2020 to preserve our liquidity and strengthen our balance sheet. As a result of these actions, vessel-secured debt has seen an impressive reduction of $23 million since the end of 2019, while our trade credit position has improved by approximately $11.2 million in the same period. Further to the normal amortization of our senior facilities which was met in full, the reduction in our third-party debt was supported by the refinancing of two vessels at a discount, which resulted in a $5.2 million gain. We remain in discussions with our lenders regarding our loan facilities expiring in 2020, and have received positive feedback from our senior lenders to date, as described further in this release.

Furthermore, within the third quarter of 2020, we have taken delivery of our eleventh Capesize vessel, a 2005 built Japanese unit, which we agreed to acquire in the second quarter of the year at what we believe to be a historical low price. Despite the challenges faced globally in shipping, the delivery was concluded successfully during a rising market.

Concluding, despite the challenging operating environment imposed by the evolving pandemic, we have managed to strongly position Seanergy in a prominent position for what we believe will be a strong market rebound in the post COVID-19 era. Our strategic targets of sustainable growth and capital structure improvement, as means to achieve improved returns for our shareholders, continue to be in the foreground of all our initiatives.”

Company Fleet:

Vessel Name	Vessel Size Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	Minimum T/C duration
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (1)	3 years
Championship (2)	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (3)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (4)	3 years
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (5)	3 years
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (6)	3 years
Knightship (7)	Capesize	178,978	2010	Hyundai	Yes	T/C Index Linked (8)	3 years
Gloriuship	Capesize	171,314	2004	Hyundai	No	T/C Index Linked (9)	10 months
Fellowship	Capesize	179,701	2010	Daewoo	No	Voyage/Spot
Geniuship	Capesize	170,058	2010	Sungdong	No	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Voyage/Spot
Goodship	Capesize	177,536	2005	Mitsui Engineering	No	Voyage/Spot
Total		1,926,117	12 years

(1)
Chartered by a major European utility and energy company and delivered to the charterer on September 11, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(2)
Sold to and leased back on a bareboat basis from a major commodity trading company on November 7, 2018 for a five-year period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time.

(3)
Chartered by Cargill from November 7, 2018 for a period of 60 months, with an additional period of 24 to 27 months at charterer’s option. The daily charter hire is based on the BCI plus a gross daily scrubber premium of $1,740. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize FFA for the selected period.

(4)
Chartered by a major European utility and energy company and delivered on August 4, 2019 for a period of minimum 33 to maximum 37 months with an optional period of about 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $3,735 until May 2021. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize FFA for the selected period. The Company has exercised such option for the 2-month period of September – October 2020 converting the floating rate to a fixed daily gross rate of $22,000.

(5)
Chartered by Glencore and was delivered to the charterer on November 29, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(6)
Chartered by Glencore and was delivered to the charterer on December 19, 2019 for a period of minimum 36 to maximum 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI plus a net daily scrubber premium of $2,055.

(7)
Sold to and leased back on a bareboat basis from a major Chinese leasing institution on June 28, 2018 for an eight-year period. We have a purchase obligation at the end of the eight-year period and we further have the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

(8)
Chartered by Glencore and delivered to the charterer on May 15, 2020 for a period of about 36 to about 42 months with two optional periods of minimum 11 to maximum 13 months. The daily charter hire is based on the BCI.

(9)
Chartered by a dry bulk charter operator and was delivered to the charterer on April 23, 2020 for a period of minimum 10 to maximum 14 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between 3 and 12 months, based on the prevailing Capesize FFA for the selected period.

Fleet Data:

(U.S. Dollars in thousands)

	Q3 2020	Q3 2019	9M 2020	9M 2019
Ownership days (1)	975	920	2,795	2,730
Operating days (2)	973	790	2,737	2,558
Fleet utilization (3)	99.8%	85.9%	97.9%	93.7%
TCE rate (4)	$16,219	$20,143	$10,267	$12,004
Daily Vessel Operating Expenses (5)	$5,984	$5,247	$5,573	$5,032

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including dry-dockings, special and intermediate surveys, lay-up days and unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q3 2020	Q3 2019	9M 2020	9M 2019
Net revenues from vessels	19,651	23,959	42,032	58,730
Less: Voyage expenses	3,870	8,046	13,930	28,023
Net operating revenues	15,781	15,913	28,102	30,707
Operating days	973	790	2,737	2,558
TCE rate	$16,219	$20,143	$10,267	$12,004

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2020	Q3 2019	9M 2020	9M 2019
Vessel operating expenses	6,399	4,827	16,141	13,842
Less: Pre-delivery expenses	565	-	565	104
Vessel operating expenses before pre-delivery expenses	5,834	4,827	15,576	13,738
Ownership days	975	920	2,795	2,730
Daily Vessel Operating Expenses	$5,984	$5,247	$5,573	$5,032

Net Income / (Loss) to EBITDA Reconciliation:
(In thousands of U.S. Dollars)

	Q3 2020	Q3 2019	9M 2020	9M 2019
Net income / (loss)	3,592	747	(16,037)	(14,796)
Add: Net interest and finance cost	5,296	6,097	16,540	18,009
Add: Depreciation and amortization	3,835	2,990	11,143	8,662
Add: Taxes	-	(27)	-	32
EBITDA	12,723	9,807	11,646	11,907
Less: Gain on debt refinancing	(5,150)	-	(5,150)	-
Adjusted EBITDA	7,573	9,807	6,496	11,907

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude the non-recurring gain on debt refinancing, which the Company believes is not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q3 2020	Q3 2019	9M 2020	9M 2019
Interest and finance costs, net	(5,296)	(6,097)	(16,540)	(18,009)
Add: Amortization of deferred finance charges	189	270	538	874
Add: Amortization of convertible note beneficial conversion feature	1,457	907	3,873	2,693
Add: Amortization of other deferred charges	129	1,457	430	2,452
Add: Cash interest waived - related party	-	-	-	1,164
Cash interest and finance costs	(3,521)	(3,463)	(11,699)	(10,826)

Third Quarter and Recent Developments:

Capesize Vessel Delivery

In August 2020, the Company took delivery of the M/V Goodship, a 2005, Japanese built Capesize vessel, acquired in May 2020 from an unaffiliated third party for a gross purchase price of $11.4 million. The acquisition was funded with cash on hand, as sourced through its equity capital raising activities in 2020.

Refinancing with Material Gain

In July 2020, the Company completed a refinancing transaction of a loan facility secured by the M/V Gloriuship and M/V Geniuship, that was originally entered into in September 2015, at a discount. As a result of this refinancing the Company recognized a $5.2 million gain.

The new loan of $22.5 million was provided by certain nominees of EnTrust Global as lenders for the purpose of partly refinancing the settlement amount of $23.5 million under the loan facility originally entered into in September 2015. The new facility was fully drawn on July 16, 2020.

Underwritten Public Offering and Update on Number of Shares Issued and Outstanding

On August 20, 2020, Seanergy completed an underwritten public offering of units consisting of (i) one common share (or one pre-funded warrant in lieu of one common share) and (ii) one Class E warrant to purchase one common share. The gross proceeds of the offering, including the subsequent partial exercise of the overallotment option granted to the underwriters, were approximately $26.8 million, resulting in net proceeds of approximately $24.9 million, after deducting underwriting discounts and commissions and offering expenses payable by Seanergy.

All pre-funded warrants issued in the offering have been fully exercised and therefore there are no pre-funded warrants outstanding as of the date of this release.

As of November 17, 2020, the Company has 68,314,985 shares of common stock issued and outstanding.

Update on Bank Debt and Related-Party Financings

In recent months, the Company has engaged in productive discussions with UniCredit Bank AG (“UniCredit”) and Amsterdam Trade Bank N.V. (“ATB”) to extend the maturity of the UniCredit facility, which currently expires in December 2020, and to relax certain financial covenants and reduce principal installments. On September 29, 2020, Seanergy received approvals from UniCredit and ATB concerning such terms.

The Company has also been engaged in extensive parallel discussions with Jelco Delta Holding Corp. (“Jelco”), a related-party entity, to agree on a comprehensive restructuring of its various subordinated or unsecured debt instruments, including the settlement of accrued and unpaid interest for the first nine months of the year. In the context of these discussions, Jelco had waived the Company’s obligations, including payment obligations upon maturity of two loan facilities with original maturity dates of June 30, 2020 and September 27, 2020, and interest payment obligations totaling approximately $16.0 million, for a period which expired on November 13, 2020.

Although discussions are ongoing, the Company has not been able to reach a mutual agreement with Jelco to date. Upon the expiration of the waiver period on November 13, 2020, the aforementioned obligations became due and payable. This related party debt event has triggered cross-default provisions in the Company’s remaining credit facilities and sale and leaseback agreements. However, the Company is in active dialogue with its senior lenders and does not expect that they will pursue any remedies while discussions are ongoing and as the Company continues making installment payments on all its senior loan facilities timely and in full. In contrast with the Company’s senior loans, which are secured by its vessels, the Jelco facilities do not represent senior secured obligations of the Company and have limited remedy rights. The Company intends to continue engaging with its senior lenders and with Jelco seeking a solution acceptable to all parties which will be to the best interest of the Company and its shareholders.

Update on Stock Purchases by the CEO

As of today, the Company’s Chairman and Chief Executive Officer, Mr. Stamatis Tsantanis, has purchased 300,000 of Seanergy’s common shares in accordance with the previously announced plan for open-market purchases by Mr. Tsantanis. Further purchases will be announced in subsequent updates.

Annual General Meeting of Shareholders

The 2020 Annual Meeting of Shareholders was held on November 16, 2020. At the meeting, the following proposals were approved and adopted:

a)	the election of Ms. Christina Anagnostara, as a Class B Director to serve until the 2023 Annual Meeting of Shareholders; and

b)	the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2020.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	September 30, 2020	December 31, 2019*
ASSETS
Cash and restricted cash	33,820	14,554
Vessels, net	259,964	253,781
Other assets	13,851	14,216
TOTAL ASSETS	307,635	282,551

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	160,120	183,066
Convertible notes	18,547	14,608
Due to related parties	23,334	24,237
Other liabilities	19,179	30,782
Stockholders’ equity	86,455	29,858
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	307,635	282,551

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenues:
Vessel revenues	20,352	24,806	43,500	60,765
Commissions	(701)	(847)	(1,468)	(2,035)
Vessel revenue, net	19,651	23,959	42,032	58,730
Expenses:
Voyage expenses	(3,870)	(8,046)	(13,930)	(28,023)
Vessel operating expenses	(6,399)	(4,827)	(16,141)	(13,842)
Management fees	(270)	(248)	(773)	(742)
General and administrative expenses	(1,537)	(1,017)	(4,682)	(4,191)
Depreciation and amortization	(3,835)	(2,990)	(11,143)	(8,662)
Operating income / (loss)	3,740	6,831	(4,637)	3,270
Other expenses:
Interest and finance costs	(5,296)	(6,097)	(16,540)	(18,009)
Gain on debt refinancing	5,150	-	5,150	-
Other, net	(2)	13	(10)	(57)
Total other expenses, net:	(148)	(6,084)	(11,400)	(18,066)
Net income / (loss)	3,592	747	(16,037)	(14,796)

Net income / (loss) per common share, basic	0.08	0.49	(0.57)	(20.64)
Weighted average number of common shares outstanding, basic	46,144,608	1,526,720	28,118,984	716,844
Net income / (loss) per common share, diluted	0.04	0.49	(0.57)	(20.64)
Weighted average number of common shares outstanding, diluted	89,041,036	1,526,720	28,118,984	716,844

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a fleet of 11 Capesize vessels with an average age of about 12 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.  The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC,  its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com